BRIDGEWATER JAMES LIMITED, LLC


FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2022

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8 - 67293 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __January 1, 2022__ AND ENDING __December 31, 2022__
                                          MM/DD/YY                                            MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Bridgewater James Limited, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer        ☐ Security-based swap dealer        ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__15 Bayview Avenue__
                                        (No. and Street)

| __Belvedere__ | __CA__ | __94920__ |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __William Bennington__ | __415 602-7001__ | __wbennington@bridgewaterjames.com__ |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Cropper Accountancy Corporation__
                        (Name – if individual, state last, first, and middle name)

| __2700 Ygnacio Valley Road  Ste. 270__ | __Walnut Creek__ | __CA__ | __94598__ |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |
| --- | --- |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __William Bennington_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Bridgewater James Limited, LLC_____, as of __December 31_____, 2022 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
Managing Member



Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CALIFORNIA JURAT

State of California        )

County of ___MArin___        )

Subscribed and sworn to (or affirmed) before me on this ___1st___ day

of ___MArch___, 20 _23_, by ___William Bennington___

_____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



TIMOTHY PATRICK SOLOMON
Notary Public · California
Marin County
Commission # 2348154
My Comm. Expires Mar 19, 2025

(Seal)

Signature ___Timothy PATRICK Solomon___

---

## Optional Information

### Description of Attached Document

This certificate is attached to a document titled/for the purpose of

OAth OR AFFirmation

containing _____ pages, and dated _____ .

### Additional Information

**Method of Affiant Identification**

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification  ○ credible witness(es)

Notarial event is detailed in notary journal on:
    Page # _____    Entry # _____

Notary contact: _____

**Other**

☐ Affiant(s) Thumbprint(s)  ☐ Describe: _____


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Bridgewater James Limited, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridgewater James Limited, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bridgewater James Limited, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Bridgewater James Limited, LLC's management. Our responsibility is to express an opinion on Bridgewater James Limited, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bridgewater James Limited, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Reconciliations Pursuant to Rules 15c3-1 and 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Bridgewater James Limited, LLC's financial statements. The supplemental information is the responsibility of Bridgewater James Limited, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CROPPER ACCOUNTANCY CORPORATION
We have served as Bridgewater James Limited, LLC's auditor since 2019.
Walnut Creek, California
February 28, 2023

# BRIDGEWATER JAMES LIMITED, LLC
## Statement of Financial Condition
### December 31, 2022

### Assets

| | | |
|---|---|---:|
| Cash | $ | 33,539 |
| Prepaid Expenses | | 4,247 |
| Equipment, net | | 1,960 |
| **Total Assets** | $ | 39,746 |

### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Accounts Payable | $ | 2,317 |
| Member's Equity | | 37,429 |
| **Total Liabilities and Member's Equity** | $ | 39,746 |

See Accompanying Notes to Financial Statements

# BRIDGEWATER JAMES LIMITED, LLC
## Statement of Operations
### Year Ended December 31, 2022

| | | |
|---|---|---|
| Revenue | $ | - |
| | | |
| **Expenses** | | |
| | | |
| Professional Fees | $ | 37,254 |
| Subscriptions & Publications | | 6,083 |
| Telephone & Internet | | 4,130 |
| Licenses | | 3,310 |
| Depreciation | | 3,919 |
| Other | | 5,341 |
| | | |
| Total Expenses & Net Loss | $ | 60,037 |

See Accompanying Notes to Financial Statements

# BRIDGEWATER JAMES LIMITED, LLC
## Statement of Changes in Member's Equity
## Year Ended December 31, 2022

| | | |
|---|---|---:|
| Member's Equity, Beginning of the Year | $ | 97,466 |
| Capital Contributions | | - |
| Net Loss | | (60,037) |
| Member's Equity , End of Year | $ | 37,429 |

See Accompanying Notes to Financial Statements

# BRIDGEWATER JAMES LIMITED, LLC
## Statement of Cash Flows
## Year Ended December 31, 2022

### Cash Flows From Operating Activities:

| | | |
|---|---|---:|
| Net Loss | $ | (60,037) |

Adjustments To Reconcile Net Loss To Net Cash
 Used In Operating Activities:

| | | |
|---|---|---:|
| Depreciation | | 3,919 |
| Decrease in Prepaid Expenses | | 11,207 |
| Increase in Accounts Payable | | 535 |
| Total Adjustments | | 15,661 |
| Net Cash Used in Operating Activities | $ | (44,376) |
| Cash Flows From Investing Activities | | - |
| Cash Flows From Financing Activities | | - |
| Net Decrease In Cash | $ | (44,376) |
| Cash Beginning of Year | $ | 77,915 |
| Cash End of Year | $ | 33,539 |

See Accompanying Notes to Financial Statements

## 1. Business and Summary of Significant Accounting Policies

### Business

Bridgewater James Limited, LLC (the "Company") is a single member limited liability company managed by Mr. William J. Bennington. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides placement services to private investment funds.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

### Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

### Equipment

Equipment includes furniture and office equipment recorded at cost of $18,428, net of accumulated depreciation of $16,468, or $1,960 net. Depreciation is computed on an accelerated basis using an estimated economic life of 3 years.

### Revenue Recognition

Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09. *Revenue from Contracts with Customers (Topic 606)*, as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard.

The Company has evaluated the potential impacts of the new revenue recognition standards on its financial statements and has not identified any material change in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any changes in the financial statements for the year ended December 31, 2022.

During 2022, the Company did not generate any revenue and did not have any contracts with customers.

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $31,222 which was $26,222 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.07421 to 1.

3. Operating Losses and Capital Contributions

The Company has generated no revenues and has recurring losses from operations. The sole member is committed to contributing capital, as necessary, so that the Company can meet its financial obligations.

The sole member has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

4. Financial Instruments not Carried at Fair Value

The carrying value of financial assets and liabilities approximate estimated fair value. The company's financial instruments are classified within the fair value hierarchy as follows:

Cash is carried at                          Level 1

SUPPLEMENTARY INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | | |
|---|---|---|
| BRIDGEWATER JAMES LIMITED, LLC | as of | 12/31/22 |

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---:|---|
| 1. Total ownership equity from Statement of Financial Condition | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 37,429 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ( | ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 37,429 | 3500 |
| 4. Add: | | | |
|    A. Liabilities subordinated to claims of general creditors   allowable in computation of net capital  . . . . . . . . . . . . . . | | | 3520 |
|    B. Other (deductions) or allowable credits (List) | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3525 |
| 5. Total capital and allowable subordinated liabilities | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 37,429 | 3530 |
| 6. Deductions and/or charges: | | | |
|    A. Total non-allowable assets from | | | |
|       Statement of Financial Condition (Notes B and C)  . . . . . . . . . . . . . . . . . . . . . $  6,207 [3540] | | | |
|    B. Secured demand note deficiency  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [3590] | | | |
|    C. Commodity futures contracts and spot commodities- | | | |
|       proprietary capital charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [3600] | | | |
|    D. Other deductions and/or charges  . . . . . . . . . . . . . . . . . . . . . . . . .  [3610]  (  6,207 ) | | | 3620 |
| 7. Other additions and/or allowable credits (List) | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3630 |
| 8. Net Capital before haircuts on securities positions | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 31,222 | 3640 |
| 9. Haircuts on securities (computed, where appliicable, | | | |
|    pursuant to 15c3-1(f)) : | | | |
|    A. Contractual securities commitments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  [3660] | | | |
|    B. Subordinated securities borrowings  . . . . . . . . . . . . . . . . . . . . . . . . . . .  [3670] | | | |
|    C. Trading and investment securities: | | | |
|       1. Exempted securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [3735] | | | |
|       2. Debt securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [3733] | | | |
|       3. Options  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [3730] | | | |
|       4. Other securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [3734] | | | |
|    D. Undue concentration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [3650] | | | |
|    E. Other (List)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  [3736]  (  ) | | | 3740 |
| 10. Net Capital | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 31,222 | 3750 |

OMIT PENNIES

Notes

Non-allowable assets

| | |
|---|---|
| Prepaid expenses | 4,247 |
| Equipment (net) | 1,960 |
| | |
| Total | 6,207 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | | |
|---|---|---|
| BRIDGEWATER JAMES LIMITED, LLC | as of | 12/31/22 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

### Part A

| | | |
|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 154 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker    or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 26,222 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line    12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 25,222 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial    Condition . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | $ 2,317 | 3790 |
| 17. Add: | | | |
| A. Drafts for immediate credit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 3810 | | |
| C. Other unrecorded amounts (List) . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | 3820 | $ | 3830 |
| 19. Total aggregate indebtedness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | $ 2,317 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line    19 divided by line 10) . . . . . . . . . . . . . . . . . . . . . % | | 7.42 | 3850 |
| 21. Percentage of debt to debt-equity total computed in    accordance with Rule 15c-3-1(d) . . . . . . . . . . . . . . . . . . . % | | 0.00 | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | |
|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula    for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital    computation including both brokers or dealers and consolidated subsidiaries' debits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker    or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note    (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 3760 |
| 25. Excess net capital (line 10 less 24) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 3910 |
| 26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net    capital requirement . . . . . . . . . . . . . . . . . . . . . | $ | 3920 |

## NOTES:

(A) The minimum net capital requirement should be computed by    adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be    consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits    if alternative method is used.

(B) Do not deduct the value of securities borrowed under    subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form    and the market values of the memberships in exchanges contributed for use of company (contra to item 1740)    and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5,    respondent should provide a list of material non-allowable assets.

**BRIDGEWATER JAMES LIMITED, LLC**
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2022

The Company does not claim an exemption under Rule 15c3-3(k) and therefore is not subject to the reserve requirements of Rule 15c3-3.

## BRIDGEWATER JAMES LIMITED, LLC
Information Relating to the Possession
Or Control Requirements Under Rule15c3-3
<u>December 31, 2022</u>

The Company does not claim an exemption under Rule 15c3-3(k) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

**BRIDGEWATER JAMES LIMITED, LLC**
Reconciliations Pursuant to Rules 15c3-1 and1 5c3-3
December 31, 2022

1.    Reconciliation of Computation of Net Capital to FOCUS Report Computation

| | | | Aggregate | | | |
|---|---|---|---|---|---|---|
| | Net Capital | - | Indebtednes | - | Percentage | |
| Computation per respondent | $   31,222 | | $2,317 | | 7.42% | |
| | | | | | | |
| Computation per Schedule I | 31,222 | - | $2,317 | | 7.42% | |
| Differences | $    - | | $  - | | | |
| | | | | | | |

2.    Reconciliation of Computation of Reserve Requirements to FOCUS Report Computations

The Company does not claim an exemption under Rule 15c3-3(k) and therefore is not subject to the reserve requirements of Rule 15c3-3.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Bridgewater James Limited, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Bridgewater James Limited, LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placement and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bridgewater James Limited, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridgewater James Limited, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Cropper Accountancy Corporation*

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 28, 2023

# Bridgewater James Limited, LLC

## Exemption Report

Bridgewater James Limited, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was · prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)    The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)    The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placement and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.


Bridgewater James Limited, LLC

I, William Bennington, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

William Bennington

Managing Member

Bridgewater James Limited, LLC


February 27, 2023